UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 09, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, April 8, 2009

Strengthening of the strategic partnership between France Telecom and Sonatel

In order to strengthen the strategic partnership established in 1997 between Sonatel and France Telecom, the Senegalese government and France Telecom signed an agreement today that will see France Telecom acquire part of the capital that is currently held by the state. The deal represents 9.87% of Sonatel’s total capital. As a result, France Telecom will increase its stake in Sonatel from 42.3% to 52.2%. Once the transaction has been completed, the Senegalese government will remain Sonatel’s second biggest shareholder with 17.28% of the operator's capital.

France Telecom's reinforced stake in Sonatel's capital will enable it to better develop the value of Sonatel’s assets by pursuing and ramping-up the industrial and commercial cooperation between France Telecom and Sonatel. Within this framework, Sonatel will continue developing fixed and mobile broadband services in Senegal and will launch new innovative offers on the market, capitalizing on France Telecom's globally recognized research and development expertise.

Since 1997, the Sonatel Group has successfully developed its activities in Senegal thanks to the capabilities and motivation of its staff and over the past few years has benefited from the Orange brand. In addition the Group has expanded in Mali, Guinea and Guinea-Bissau. At December 31, 2008, the Group had 3.8 million customers in Senegal, and a further 3.4 million in surrounding countries.

On signing this agreement, Marc Rennard, France Telecom’s Executive Director of the AMEA region and Chairman of Sonatel, said: "Since 1997, France Telecom has been very happy to support Sonatel's success in Senegal and the surrounding region. The quality of Sonatel's teams combined with France Telecom's experience have made Sonatel one of the most important operators in West Africa, especially in terms of innovation and service quality, which continue to benefit the Group's customers across its footprint. This new stage in our partnership will strengthen the dynamic business performance that characterises the Sonatel Group”.

The Senegalese Minister of State for Finance and the Economy, Mr Abdoulaye Diop, said: "We are delighted that the strategic partnership between France Telecom and Sonatel has been strengthened. This will enable the Group to further its development in Senegal's neighboring countries. In 2009, this transaction will generate exceptional income for the state, which, together with the ordinary dividend put forward for approval by the annual general meeting on April 8, is expected to represent FCFA 200 billion (EUR 305 million), without reducing the state’s recurrent budgetary revenues linked to Sonatel in the future”.

The terms for the financial transaction are as follows:

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An exceptional FCFA 50 billion (EUR 76 million) payout paid by Sonatel to its shareholders (after approval by the shareholders); and

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The sale of 987,000 shares by the Senegalese government to France Telecom, based on a price per share of FCFA 156,273 (EUR 238), before the distribution of dividends and reserves. This price represents a premium of 32% over the share price as of April 7 and 27% over the average share price for the last three months.

Following this agreement, the transaction should take effect by the end of the first half of 2009. For France Telecom, the acquisition of these shares represents a total payout of EUR 209 million (FCFA 137 billion), on the basis of a price per share after the distribution of the dividend and the exceptional payout.

Alongside these transactions, Sonatel plans to use the 1.9% of free float actions recently acquired from the Senegalese government in November 2008 as part of a free-share scheme in order to further strengthen its employee shareholding.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 and a customer base of more than 182 million customers in 30 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 123 million customers. At the end of 2008, the Group had 122 million mobile customers worldwide and 13 million broadband Internet (ADSL) customers in Europe. Orange is the number three mobile operator and the number one provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Press contacts

Béatrice Mandine, +33 1 44 44 93 93, beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine, +33 1 44 44 93 93, bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 09, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer